Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 FEB -3 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	3 February, 2003
SUBJECT:	APPENDIX 3B - EXERCISE OF OPTIONS
No of Pages:	10 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange today.

03003492

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 2/3

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

3 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 5,000,000 Ordinary Shares issued pursuant to the exercise of 5,000,000 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,058,077,377	ordinary shares fully paid (BPC)
797,392,289	converting preference shares fully paid (BPCPA)
974,153,817	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 5,000,000 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 February 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,058,077,377	(a) Ordinary Shares
(b) 797,392,289	(b) Converting Preference Shares
(c) 974,153,817	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 February 2003
(~~Director/Company secretary~~)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

OO FEB -3 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	3 February, 2003
SUBJECT:	FINANCIAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2002 and MEDIA RELEASE
No of Pages:	35 pages (including cover sheet)

Please see attached copy of announcements released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

3 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

FINANCIAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2002

I enclose the Half Yearly Financial Report (which incorporates the Directors' Report, Appendix 4B, Directors' Declaration and Auditor's Review Report) for the six months to December 2002.

I note by such lodgement the Company obtains relief from dual lodgement of financial statements under ASIC Class Order 98/104.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

G:\users\SECRETAR\ASXAnnouncements\Gates\03X3Feb2003.doc

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

HALF YEARLY REPORT

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

FOR HALF YEAR ENDED 31 DECEMBER 2002

Release Date: 3 February 2003

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
CONTROLLED ENTITIES

DIRECTORS' REPORT

CONSOLIDATED GROUP RESULTS

The Directors present their report together with the consolidated financial report for the half year ended 31 December 2002 and the Auditor's Review Report thereon.

In summary the trading results for the half year were as follows:

Results for the half year ended 31 December	**Six Months Ended 31 December 2002 $A million**	Six Months Ended 31 December 2001 $A million	% Change
Sales	**694.9**	784.5	(11.4%)
EBITDA from continuing businesses before individually significant items	**145.2**	147.3	(1.4%)
Individually Significant Items:			
- Gain on sale of Australasian Terminals business	**40.7**	-	N/A
- Gain on sale of North American Industrial Vinegar business	**11.1**	-	N/A
- Gain on sale of South Yarra property	**6.6**	-	N/A
- Deferred borrowing costs provided for	**(14.4)**	-	N/A
- Provision for amounts due from Kmart USA	**-**	(10.1)	N/A
EBITDA from discontinued businesses	**8.3**	15.7	(47.1%)
EBITDA	**197.5**	152.9	29.2%
Depreciation	**(25.0)**	(32.4)	22.8%
Amortisation of goodwill and identifiable intangibles	**(6.2)**	(6.5)	4.6%
EBIT	**166.3**	114.0	45.9%
Net Interest Expense	**(54.5)**	(36.0)	(51.4%)
Income Tax Expense	**(14.8)**	(8.8)	(68.2%)
Outside Equity Interests	**(1.9)**	(1.4)	(35.7%)
Net profit attributable to members of Burns, Philp & Company Limited	**95.1**	67.8	40.3%
Total Shareholders' Funds	**610.0**	497.8	22.5%

REVIEW OF OPERATIONS

During the period under review the operations of the Group in overview have continued to trade satisfactorily. The Group's results are influenced by the performance of individual businesses within the Group together with exchange rate fluctuation between the Australian dollar, in which we report, and the currencies of the countries in which we do business.

In the six months to December, exchange rate fluctuations negatively impacted both reported sales and profit. The reported sales reduction was $112 million and the reported reduction in earnings before interest and tax was $15 million.

The trading profits of our North American yeast operations were in line with the corresponding period in the prior year in local currency terms. Profits were down slightly in Australian dollar terms. North American industrial yeast operations returned a result ahead of last year's due to additional sales volume and cost reductions. This was offset by lower sales volume of consumer yeast.

In South America, the performance of our businesses (prior to the acquisition of Fleischmann's) continued to be constrained by the adverse economic environment in that region. The results in this region were well up in local currency terms but due to currency depreciation they were approximately $4 million down in total at EBIT level in Australian dollars.

The overall performance in Europe was a marginal improvement on the corresponding period last year. Performance gains in Portugal and Germany were offset by continued margin pressure and restructuring costs in Turkey.

Results in the Asia Pacific region were significantly higher than last year. The profit increase has been driven by volume increases particularly in China and Vietnam, partially offset by cost increases.

Tones Brothers, our North American herbs and spice business, delivered a strong result with marginal sales growth and lower costs combining to deliver a solid growth in profit.

CORPORATE

Interest expense increased significantly over the prior corresponding period as a result of the issue of U.S.$400 million of senior subordinated debt issued in June 2002.

As part of the proposed acquisition of Goodman Fielder Limited, the Group's existing senior funding facility will need to be refinanced. If the proposed acquisition is successful certain existing deferred costs incurred in establishing the Group's existing secured facility will need to be expensed. A provision of $14.4 million has been created to meet this potential expense.

SEASONALITY

The Group's earnings are significantly effected by seasonal buying patterns. The key selling seasons are Christmas and Thanksgiving.

STRATEGIC

During the period Burns Philp's strategic development continued. The Group completed the sale of its non-core Terminals business in Australia and Industrial Vinegar business in the United States realising proceeds of $160.4 million and a profit on sale of $51.8 million.

The acquisition of Fleischmann's South American yeast and bakery ingredients business from Kraft was also completed. This acquisition fundamentally changes our strategic position in Central and South America where we now enjoy leading producer status in the various countries throughout the region.

On 13 December, 2002 the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited. On 3 January 2003, the Group made an offer for all of the remaining outstanding ordinary shares of Goodman Fielder Limited for cash, at a price of A$1.85 per share. Goodman Fielder is a retail branded food company based in Australia. It also has operations in New Zealand and the Asia-Pacific region. Its principal activities are the manufacture and marketing of products including bread and breakfast cereals, edible oils such as margarine, snack foods, meal components such as pasta sauce, food ingredients, cake mixes and desserts.

The proposed acquisition of Goodman Fielder represents a continuation of the Group's strategy to pursue performance improvement and growth opportunities both organically and through the acquisition of businesses with our focus remaining on a mix of ingredient businesses and consumer branded food businesses.

SUMMARY

The Directors of Burns Philp believe the initiatives and performance of the Group, both with respect to operations and strategic developments, were satisfactory for the period under review.

DIRECTORS

Name	Period of Directorship
Mr. Alan McGregor *Chairman*	Appointed to the Board on 3 March 1993
Mr. Graeme Hart *Deputy Chairman*	Appointed to the Board on 22 September 1997
Mr. Thomas Degnan *Managing Director and Chief Executive Officer*	Appointed to the Board on 1 September 1997
Mr. Mark Burrows	Appointed to the Board on 21 October 1991
Mr. Fred Smith	Appointed to the Board on 3 March 1993

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded to the nearest hundred thousand dollars unless otherwise stated.

Dated this 3rd day of February 2003

Signed in accordance with a resolution of Directors made on 3 February 2003.

T.J. Degnan

Thomas J. Degnan
Managing Director

Appendix 4B

Half Yearly Report

Name of entity

BURNS, PHILP & COMPANY LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial period ended ('current period')
ABN 65 000 000 359	✓		31 December 2002

For announcement to the market

$A million

Revenues from ordinary activities (excluding individually significant items) *(item 1.1)*	down	10.6%	to	703.2
Revenues from ordinary activities (including individually significant items) *(item 1.23)*	up	11.6%	to	881.9
Profit from ordinary activities after tax (*item 1.19*)	up	40.3%	to	95.1
Net profit for the period attributable to members *(item 1.11)*	up	40.3%	to	95.1

	Amount per security	Franked amount per security
Dividends – Ordinary Shares		
Interim dividend *(item 11.1)*	Nil ¢	Nil ¢
Previous corresponding period *(item 11.1)*	Nil ¢	Nil ¢
Dividends – Converting Preference Shares		
Interim dividends (*items 11.4 & 11.5)*		
30 September 2002	0.56100¢	Nil ¢
31 December 2002	0.56710¢	Nil ¢
Total	1.12810¢	Nil ¢
Previous corresponding period *(item 11.4)*	0.86918¢	0.86918¢

This half year report is to be read in conjunction with our most recent annual financial report.

Consolidated statement of financial performance

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.1	Revenues from ordinary activities *(see items 1.20 &1.22(b))*	703.2	786.9
1.2	(Expenses) income from ordinary activities:		
	- Individually significant items *(see item 1.25)*	44.0	(10.1)
	- Other expenses *(see item 1.24(d))*	(586.2)	(668.7)
1.3	Net interest expense:		
	- Borrowing costs	(63.6)	(39.4)
	- Interest revenue *(see item 1.21)*	9.1	3.4
1.4	Share of net profits of associates *(see item 12.7)*	5.3	5.9
1.5	**Profit from ordinary activities before tax**	**111.8**	**78.0**
1.6	Income tax on ordinary activities:		
	- Income tax (expense) before individually significant income tax item *(see item 17.1)*	(10.2)	(8.8)
	- Individually significant income tax (expense) *(see item 17.1)*	(4.6)	-
1.7	**Profit from ordinary activities after tax**	**97.0**	**69.2**
1.8	Profit from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit**	**97.0**	**69.2**
1.10	Net profit attributable to outside equity interests	(1.9)	(1.4)
1.11	**Net profit for the period attributable to members**	**95.1**	**67.8**
	Non-owner transaction changes in equity		
1.12	Net exchange differences recognised in equity	(6.7)	(88.9)
1.13	Net increase in accumulated losses on initial adoption of Revised AASB 1028 *Employee Benefits*	(0.3)	-
1.14	**Total changes in equity not resulting from transactions with owners as owners**	**88.1**	**(21.1)**

Earnings per security (EPS)

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.15	Basic EPS *(see item 8)*	**10.4 cents**	**8.6 cents**
1.16	Diluted EPS *(see item 8)*	**4.0 cents**	**3.3 cents**

Notes to the consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.17	Profit from ordinary activities after tax (*item 1.7*)	97.0	69.2
1.18	Less outside equity interests (*item 1.10*)	(1.9)	(1.4)
1.19	**Profit from ordinary activities after tax attributable to members** (*item 1.11*)	**95.1**	**67.8**

Revenue and expenses from ordinary activities

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.20	Revenue from sales or services *(item 1.1)*	694.9	784.5
1.21	Interest revenue *(item 1.3)*	9.1	3.4
1.22	Other relevant revenue:		
	(a) Proceeds from sales of businesses and property included in individually significant items *(see item 1.25 below)*	169.6	-
	(b) Other *(item 1.1)*	8.3	2.4
1.23	**Total revenue from ordinary activities**	**881.9**	**790.3**

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.24	Expenses from ordinary activities:		
	(a) Cost of goods sold	(348.6)	(407.6)
	(b) Selling, marketing and distribution	(172.8)	(188.6)
	(c) General and administrative	(64.8)	(72.5)
	(d) Sub–total: total expenses before individually significant items	(586.2)	(668.7)
	(e) Expenses relating to individually significant items *(see item 1.25)*	(125.6)	(10.1)
	Total expenses from ordinary activities excluding borrowing costs	**(711.8)**	**(678.8)**

Notes to the consolidated statement of financial performance (continued)

Revenue and expenses from ordinary activities (continued)

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.25	Individually significant items:		
	- Gain on sale of Australasian Terminals business*	40.7	-
	- Gain on sale of North American Industrial Vinegar business**	11.1	-
	- Gain on sale of South Yarra property***	6.6	-
	- Deferred borrowing costs provided for****	(14.4)	-
	- Provision for amounts due from Kmart USA	-	(10.1)
	Total individually significant items	**44.0**	**(10.1)**

* Sale proceeds $83.5 million less carrying amount of net assets sold $42.8 million
** Sale proceeds $76.9 million less carrying amount of net assets sold $65.8 million
*** Sale proceeds $9.2 million less carrying amount of asset sold $2.6 million
**** As part of the proposed acquisition of Goodman Fielder Limited, the Group's existing senior funding facility will need to be refinanced. If the proposed acquisition is successful certain existing deferred costs incurred in establishing the Group's existing secured facility will need to be expensed. A provision of $14.4 million has been created to meet this potential expense.

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.26	Depreciation and amortisation excluding amortisation of intangibles and prepaid slotting allowances *(included in item 1.24(d) above)*	(25.0)	(32.4)
1.27	Amortisation of prepaid slotting allowances *(included in item 1.24(d) above)*	(18.4)	(15.2)

Consolidated retained profits

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
1.28	(Accumulated losses) at the beginning of the financial period	(248.5)	(378.8)
1.29	Net profit attributable to members *(item 1.11)*	95.1	67.8
1.30	Dividends paid or payable - Converting Preference Shares	(9.0)	(6.9)
1.31	Net increase in accumulated losses on initial adoption of Revised AASB 1028 *Employee Benefits*	(0.3)	-
1.32	**(Accumulated losses) at end of financial period**	**(162.7)**	**(317.9)**

Notes to the consolidated statement of financial performance (continued)

Intangible and extraordinary items

		Half year ended 31 December 2002			
		Before tax $A million (a)	Related tax $A million (b)	Related outside equity interests $A million (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	(2.0)	-	-	(2.0)
2.2	Amortisation of other intangibles	(4.2)	-	-	(4.2)
2.3	**Total amortisation of intangibles**	**(6.2)**	-	-	**(6.2)**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

		Half year ended 31 December 2001			
		Before tax $A million (a)	Related tax $A million (b)	Related outside equity interests $A million (c)	Amount (after tax) attributable to members (d)
2.6	Amortisation of goodwill	(1.4)	-	-	(1.4)
2.7	Amortisation of other intangibles	(5.1)	-	-	(5.1)
2.8	**Total amortisation of intangibles**	**(6.5)**	-	-	**(6.5)**
2.9	Extraordinary items	-	-	-	-
2.10	**Total extraordinary items**	-	-	-	-

Consolidated statement of financial position

		As at 31 December 2002 $A million	As at 30 June 2002 $A million	As at 31 December 2001 $A million
	Current assets			
3.1	Cash	515.1	923.6	222.4
3.2	Receivables	180.0	160.4	207.4
3.3	Inventories	117.1	123.1	135.6
3.4	Prepaid slotting allowances	14.0	16.4	18.7
3.5	Other	6.2	11.5	22.1
3.6	**Total current assets**	**832.4**	**1,235.0**	**606.2**
	Non current assets			
3.7	Receivables	1.6	1.8	2.8
3.8	Investments (equity accounted)	59.1	58.6	64.9
3.9	Other financial assets:			
	- Shares in Goodman Fielder Limited *(see item13.1)*	325.6	-	-
	- Other	6.7	6.7	9.9
3.10	Property, plant and equipment (net)	524.0	577.2	669.8
3.11	Intangibles (net)	467.7	319.4	374.0
3.12	Tax assets	68.4	66.2	4.6
3.13	Deferred borrowing costs	20.3	34.7	19.9
3.14	Prepaid slotting allowances	27.9	32.9	37.9
3.15	Other	28.7	32.0	13.1
3.16	**Total non current assets**	**1,530.0**	**1,129.5**	**1,196.9**
3.17	**Total assets**	**2,362.4**	**2,364.5**	**1,803.1**
	Current liabilities			
3.18	Payables	204.8	142.5	181.0
3.19	Interest bearing liabilities:			
	- Senior indebtedness	17.7	17.8	19.6
	- Other indebtedness	10.0	13.2	4.3
	- Convertible debt bonds*(see item 16.7)*	-	174.8	-
3.20	Tax liabilities	14.7	9.9	9.1
3.21	Provisions (excluding tax liabilities)	21.5	38.5	29.8
3.22	**Total current liabilities**	**268.7**	**396.7**	**243.8**
	Non current liabilities			
3.23	Payables	4.6	3.5	-
3.24	Interest bearing liabilities:			
	- Senior indebtedness	728.5	738.7	815.1
	- Other indebtedness	1.8	-	8.4
	- Convertible debt bonds*(see item 16.7)*	-	-	196.3
	- 9.75% Senior Subordinated Notes *(see item 18.1)*	708.3	711.0	-
3.25	Tax liabilities	17.1	12.0	18.7
3.26	Provisions (excluding tax liabilities)	23.4	23.1	23.0
3.27	**Total non current liabilities**	**1,483.7**	**1,488.3**	**1,061.5**
3.28	**Total liabilities**	**1,752.4**	**1,885.0**	**1,305.3**
3.29	**Net assets**	**610.0**	**479.5**	**497.8**

Consolidated statement of financial position (continued)

		As at 31 December 2002 $A million	As at 30 June 2002 $A million	As at 31 December 2001 $A million
	Equity			
3.30	Contributed equity	918.4	868.3	864.6
3.31	Reserves	(165.9)	(159.2)	(71.1)
3.32	(Accumulated losses)	(162.7)	(248.5)	(317.9)
3.33	Equity attributable to members of Burns, Philp & Company Limited	589.8	460.6	475.6
3.34	Outside equity interests in controlled entities	20.2	18.9	22.2
3.35	**Total equity** *(item 3.37)*	**610.0**	**479.5**	**497.8**
3.36	Preference capital included as part of 3.33 *(see item 16.6)*	**233.9**	**233.9**	**233.9**
3.37	**Total equity reconciliation**			
	Total equity at beginning of period	479.5	277.9	277.9
	Total changes in equity from non-owner related transactions attributable to members *(item 1.14)*	88.1	(30.8)	(21.1)
	Transactions with Burns, Philp & Company Limited members as owners:			
	- Contributions of equity	50.1	254.6	250.9
	- Dividends paid or payable	(9.0)	(15.9)	(6.9)
	Total changes in outside equity interests	1.3	(6.3)	(3.0)
	Total equity at end of period	**610.0**	**479.5**	**497.8**

Consolidated statement of cash flows

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
	Cash flows related to operating activities		
4.1	Receipts from customers	670.2	778.5
4.2	Payments to suppliers and employees	(517.1)	(620.6)
4.3	Prepaid slotting allowances paid	(10.8)	(17.4)
		142.3	**140.5**
4.4	Dividends received from associates	4.5	8.4
4.5	Interest and other items of similar nature received	9.3	3.6
4.6	Interest and other costs of finance paid	(27.7)	(36.5)
4.7	Income taxes paid	(3.6)	(8.5)
4.8	**Net operating cash flows**	**124.8**	**107.5**
	Cash flows related to investing activities		
4.9	Payment for purchases of property, plant and equipment	(27.7)	(45.7)
4.10	Payment for purchases of investments:		
	- Shares in Goodman Fielder Limited *(see item 13.1)*	(325.6)	-
	- Other	-	(2.2)
4.11	Payment for businesses:		
	- Fleischmann's South America	(190.0)	-
	- Other	-	(2.1)
4.12	Proceeds from sale of property, plant and equipment	16.1	1.0
4.13	Proceeds from sale of businesses, net of cash disposed of	158.8	0.4
4.14	Other	(0.4)	(0.9)
4.15	**Net investing cash flows**	**(368.8)**	**(49.5)**
	Cash flows related to financing activities		
4.16	Issue of ordinary shares on exercise of options	50.1	16.5
4.17	Issue of Converting Preference Shares	-	104.0
4.18	Repayment of 7.5% Notes	-	(135.8)
4.19	Repayment of borrowings – Override Agreement	-	(835.0)
4.20	Drawdown of borrowings – New Credit Facility	-	822.8
4.21	Repayment of borrowings – New Credit Facility	(9.3)	-
4.22	Repayment of other borrowings	(3.2)	-
4.23	Buy-back of convertible debt bonds *(see item 16.7)*	(181.1)	-
4.24	Refinancing costs paid	(0.7)	(20.3)
4.25	Debt issue costs paid	(4.8)	-
4.26	Dividends paid to Converting Preference Shareholders	(13.4)	(6.9)
4.27	Dividends paid to outside equity interests	(0.6)	-
4.28	Other	-	0.6
4.29	**Net financing cash flows**	**(163.0)**	**(54.1)**
4.30	**Net (decrease)/increase in cash held**	**(407.0)**	**3.9**
4.31	Cash at beginning of period	922.7	216.0
4.32	Exchange rate adjustments on cash (including cash at beginning of the period and cash transactions during the period)	(1.8)	0.2
4.33	**Cash at end of period** *(see Reconciliation of cash, item 5.4)*	**513.9**	**220.1**

Consolidated statement of cash flows (continued)

Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current half year.

During the half year ended 31 December 2001, $260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy-Back Offer. Total consideration for the Notes Buy-Back comprised cash of $130.45 million and a $130.45 million allotment of Converting Preference Shares. In addition, $5.3 million of the 7.5% Notes were redeemed for cash during the previous half year.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		As at 31 December 2002 $A million	As at 31 December 2001 $A million
5.1	Cash on hand and at bank	110.5	48.1
5.2	Deposits at call	404.6	174.3
5.3	Bank overdraft	(1.2)	(2.3)
5.4	**Total cash at end of period** *(item 4.33)*	**513.9**	**220.1**

Other notes to the consolidated financial statements

Ratios

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
	Profit before tax / revenue		
6.1	Consolidated profit from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	15.9%	9.9%
6.2	Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of total revenue from ordinary activities *(item 1.23)*	12.7 %	9.9%
	Profit after tax / equity interests		
6.2	Consolidated net profit from ordinary activities after tax attributable to members (*item 1.19*) as a percentage of equity (similarly attributable) at the end of the period (*item 3.33*)	16.1%	14.3%

NTA backing

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
7.1	Net tangible asset backing per ordinary share	($0.11)	($0.17)
7.2	Net asset backing per ordinary share	$0.34	$0.31

Earnings per security (EPS)

8. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows:

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding *(see item 16.7)*

(b) Converting Preference Shares (CP Shares) *(see item 16.6)*

Earnings reconciliation	Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
Net profit	97.0	69.2
Net profit attributable to outside equity interests	(1.9)	(1.4)
	95.1	67.8
Less: CP Shares dividends	(9.0)	(6.9)
Basic earnings	**86.1**	**60.9**
Add: CP Shares dividends	9.0	6.9
Diluted earnings	**95.1**	**67.8**

Weighted average number of shares used as the denominator	Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
Number for basic earnings per share	828.6	709.4
Adjust for:		
Effect of 2003 Options	767.0	767.2
Effect of CP Shares	797.4	607.1
Number for diluted earnings per share	**2,393.0**	**2,083.7**

During the current half year 250.4 million (2001 – 82.3 million) 2003 Options were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 143.1 million (2001 – 42.8 million).

Control gained over entities having material effect

9.1 Control was not gained over any entity during the current half year having a material effect on profit.

9.2 On 31 October 2002 the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann's yeast and industrial bakery ingredients business in South America, for a consideration of $210.2 million.

Loss of control of entities having material effect

10. With the sale of the Australasian Terminals business on 18 September 2002 , there was a loss of control over 100 % owned controlled entities, Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in a $40.7 million gain being brought to account in the current half year's consolidated profit (see also items 1.25 and 15.1). These controlled entities contributed $1.5 million to the current half year's consolidated profit (2001 - $5.1 million).

Dividends

Ordinary Shares

11.1 No interim dividend is to be paid on the ordinary shares (previous corresponding half year Nil)

11.2 Interim dividend per ordinary share: Current half year Nil
Previous corresponding half year Nil

Converting Preference Shares (CP Shares)

11.3 CP Shares, issued 13 August 2001, are entitled to receive a preferential cumulative dividend of 7.5% per annum, payable quarterly *(see item 16.6)*

11.4 Interim dividends paid on the CP Shares in the current half year were as follows:

1 July 2002:	0.5548 cents per CP Share	(unfranked)	$4.4 million*
30 September 2002:	0.5610 cents per CP Share	(unfranked)	$4.5 million
31 December 2002:	0.5671 cents per CP Share	(unfranked)	$4.5 million

* Provided as at 30 June, 2002

Interim dividends paid on the CP Shares in the previous corresponding half year were as follows:

2 October 2001:	0.31438 cents per CP Share	(0.31438 cents franked)	$2.5 million
31December 2001:	0.55480 cents per CP Share	(0.55480 cents franked)	$4.4 million

115	**Interim dividends on all securities**	Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
11.6	Ordinary shares	-	-
11.7	CP Shares		
	Provided as at 30 June 2002 and paid 1 July 2002	4.4	-
	Declared & paid during current half year	9.0	6.9
11.8	Total	**13.4**	**6.9**

11.9 No dividend or distribution plans are currently in operation.

11.10 Dividend payment dates with respect to the CP Shares for the period to 30 June 2003 will be 31 March 2003 and 30 June 2003.

Details of aggregate share of profits of associates

Group's share of associates'		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
12.1	Profit from ordinary activities before tax	7.3	8.0
12.2	Income tax on ordinary activities	(2.0)	(2.1)
12.3	**Profit from ordinary activities after tax**	**5.3**	**5.9**
12.4	Extraordinary items net of tax	-	-
12.5	**Net profit**	**5.3**	**5.9**
12.6	Adjustments	-	-
12.7	**Share of net profit of associates**	**5.3**	**5.9**

Material interests in entities which are not controlled entities

13.1 As at 31 December 2002, the Group had a material interest of $325.6 million in Goodman Fielder Limited, a listed Australian public company.

On 13 December, 2002 the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited. On 3 January 2003, the Group made an offer for all of the remaining outstanding ordinary shares of Goodman Fielder Limited for cash, at a price of A$1.85 per share.

The Group's offer to acquire Goodman Fielder Limited is subject to a number of contingencies and conditions, including regulatory conditions, accounting conditions, material change conditions and financing and minimum acceptance conditions.

Segment reporting

14.1 The Group operated in four main business segments during the half years ended 31 December 2002 and 2001, with additional insignificant activity segmented in Other and Corporate. The Group's business segments were identified based on the nature of the products provided and services rendered. During the current half year, the Terminals and Vinegar businesses were sold. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services
Yeast/Bakery	North America South America Europe Asia Pacific	Bakers yeast and bakers ingredients - industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Vinegar	North America	Industrial vinegar
Terminals	Asia Pacific	Bulk liquid storage
Other	Asia Pacific	Various
Corporate/ T&D	North America Europe Asia Pacific	Administration and technology and development

Segment reporting (continued)

14.2 Primary reporting by business segments

Half year ended 31 December 2002

($A million)

	Yeast/Bakery North America	Yeast/Bakery South America	Yeast/Bakery Europe	Yeast/Bakery Asia Pacific	Yeast/Bakery Total	Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Revenue											
External segment revenue*	184.8	73.1	79.7	75.8	413.4	247.5	25.5	7.0	1.5	-	694.9
Proceeds from sales of businesses and property				9.2						160.4	169.6
Interest income											9.1
Other unallocated revenue											8.3
Total revenue											881.9
Result											
Segment result	46.1	7.3	10.9	20.0	84.3	43.4	3.7	1.6	0.1	27.9	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3	-	-	-	-	-	5.3
EBIT	46.1	8.2	13.2	22.1	89.6	43.4	3.7	1.6	0.1	27.9	166.3
Net interest expense											(54.5)
Profit from ordinary activities before income tax											111.8
Income tax (expense)											(14.8)
Profit from ordinary activities after income tax											97.0
Outside equity interests											(1.9)
Net profit											95.1
The following expense items were included in segment result above:											
Depreciation and amortisation (excluding prepaid slotting allowances)	(8.7)	(4.5)	(6.8)	(4.5)	(24.5)	(3.4)	(1.4)	(1.6)	(0.1)	(0.2)	(31.2)
Amortisation of prepaid slotting allowances	-	-	-	-	-	(18.4)	-	-	-	-	(18.4)
Net expense from movements in provisions**	(1.4)	(0.6)	(1.4)	(0.3)	(3.7)	(2.0)	(0.4)	(0.1)	-	(0.4)	(6.6)
Individually significant items											
- Gain on sale of Terminals businesses in Australasia	-	-	-	-	-	-	-	-	-	40.7	40.7
- Gain on sale of Vinegar businesses in North America	-	-	-	-	-	-	-	-	-	11.1	11.1
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
- Deferred borrowing costs provided for										(14.4)	(14.4)
Assets											
Segment assets	390.1	361.6	230.5	210.6	1,192.8	239.7	-	-	3.0	58.7	1,494.2
Equity accounted investments	-	11.2	24.2	23.7	59.1	-	-	-	-	-	59.1
Unallocated assets											809.1
Consolidated total assets	390.1	372.8	254.7	234.3	1,251.9	239.7	-	-	3.0	58.7	2,362.4
Liabilities											
Segment liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	76.8	255.4
Unallocated liabilities											1,497.0
Consolidated total liabilities	50.4	21.0	45.7	25.4	142.5	35.7	-	-	0.4	76.8	1,752.4
Acquisitions of non-current assets during period	5.4	195.7	3.1	8.2	212.4	2.6	0.4	2.2	-	0.1	217.7

* There were no significant inter-segment sales
** Excluding individually significant items

Segment reporting (continued)

14.2 Primary reporting by business segments continued

Half year ended 31 December 2001

($A million)

	Yeast/Bakery North America	Yeast/Bakery South America	Yeast/Bakery Europe	Yeast/Bakery Asia Pacific	Yeast/Bakery Total	Herbs & Spices	Vinegar	Terminals	Other	Corporate/ T&D	Consolidated Total
Revenue											
External segment revenue*	203.8	106.8	78.0	70.3	458.9	266.7	42.3	14.8	1.8	-	784.5
Interest income											3.4
Other unallocated revenue											2.4
Total revenue											790.3
Result											
Segment result	50.5	11.0	10.0	9.5	81.0	27.1	5.6	5.4	-	(11.0)	108.1
Share of net profits of associates	-	1.2	2.5	2.2	5.9	-	-	-	-	-	5.9
EBIT	50.5	12.2	12.5	11.7	86.9	27.1	5.6	5.4	-	(11.0)	114.0
Net interest expense											(36.0)
Profit from ordinary activities before income tax											78.0
Income tax (expense)											(8.8)
Profit from ordinary activities after income tax											69.2
Outside equity interests											(1.4)
Net profit											67.8
The following expense items were included in segment result above:											
Depreciation and amortisation (excluding prepaid slotting allowances)	(11.6)	(8.0)	(5.9)	(4.4)	(29.9)	(3.9)	(2.0)	(2.7)	(0.1)	(0.3)	(38.9)
Prepaid slotting allowances	-	-	-	-	-	(15.2)	-	-	-	-	(15.2)
*Net expense from movements in provisions***	(1.6)	(4.4)	(1.2)	(1.2)	(8.4)	(2.1)	(0.5)	(0.8)	-	(0.3)	(12.1)
Individually significant items:											
- Provision for amounts due by Kmart USA	-	-	-	-	-	(10.1)	-	-	-	-	(10.1)
Assets											
Segment assets	452.4	241.9	220.4	215.5	1,130.2	272.7	83.3	55.3	3.1	41.3	1,585.9
Equity accounted investments	-	12.8	27.3	24.8	64.9	-	-	-	-	-	64.9
Unallocated assets											152.3
Consolidated total assets	452.4	254.7	247.7	240.3	1,195.1	272.7	83.3	55.3	3.1	41.3	1,803.1
Liabilities											
Segment liabilities	49.6	23.6	41.5	26.2	140.9	59.2	6.6	4.7	0.5	26.1	238.0
Unallocated liabilities											1,067.3
Consolidated total liabilities	49.6	23.6	41.5	26.2	140.9	59.2	6.6	4.7	0.5	26.1	1,305.3
Acquisitions of non-current assets during period	2.9	20.1	7.9	8.9	39.8	4.5	3.9	1.7	0.1	-	50.0

* There were no significant inter-segment sales
** Excluding individually significant items

Segment reporting (continued)

14.3 Secondary reporting by geographical segments

Half year ended 31 December 2002 — A$ million

	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue*	457.8	73.1	79.7	84.3	694.9
Proceeds from sales of businesses and property	76.9			92.7	169.6
Interest income					9.1
Other unallocated revenue					8.3
Total revenue					881.9
Result					
Segment result	103.7	7.3	10.4	39.6	161.0
Share of net profits of associates	-	0.9	2.3	2.1	5.3
EBIT	103.7	8.2	12.7	41.7	166.3
Assets					
Segment assets	637.2	361.6	235.7	259.7	1,494.2
Equity accounted investments	-	11.2	24.2	23.7	59.1
Unallocated assets					809.1
Consolidated total assets	637.2	372.8	259.9	283.4	2,362.4
Acquisitions of non-current assets during period	8.3	195.7	5.0	8.7	217.7

Half year ended 31 December 2001 — A$ million

	North America	South America	Europe	Asia Pacific	Consolidated Total
Revenue					
External segment revenue*	512.8	106.8	78.0	86.9	784.5
Interest income					3.4
Other unallocated revenue					2.4
Total revenue					790.3
Result					
Segment result	81.6	11.0	9.8	5.7	108.1
Share of net profits of associates	-	1.2	2.5	2.2	5.9
EBIT	81.6	12.2	12.3	7.9	114.0
Assets					
Segment assets	830.8	241.9	227.5	285.7	1,585.9
Equity accounted investments	-	12.8	27.3	24.8	64.9
Unallocated assets					152.3
Consolidated total assets	830.8	254.7	254.8	310.5	1,803.1
Acquisitions of non-current assets during period	11.3	20.1	7.9	10.7	50.0

Segment reporting (continued)

14.4 Additional geographical segment information by country

Half year ended 31 December 2002 — A$ million

	United States	Argentina	Australia	Other Countries	Consolidated Total
Revenue					
External segment revenue*	431.1	41.0	18.4	204.4	694.9
Proceeds from sales of businesses and property	76.9			92.7	169.6
Interest income					9.1
Other unallocated revenue					8.3
Total revenue					881.9
Long-lived assets					
Property, plant & equipment	156.2	35.2	16.6	316.0	524.0
Intangibles (net)	166.6	16.6	9.3	275.2	467.7
Total long-lived assets	322.8	51.8	25.9	591.2	991.7

Half year ended 31 December 2001 — A$ million

	United States	Argentina	Australia	Other Countries	Consolidated Total
Revenue					
External segment revenue*	482.3	82.7	25.0	194.5	784.5
Interest income					3.4
Other unallocated revenue					2.4
Total revenue					790.3
Long-lived assets					
Property, plant & equipment	240.1	66.8	60.4	302.5	669.8
Intangibles (net)	202.2	39.1	9.6	123.1	374.0
Total long-lived assets	442.3	105.9	70.0	425.6	1,043.8

* There were no significant inter-segment sales

Discontinuing operations

15.1 Terminals and Vinegar business segments

On 18 April 2002, the Board announced its plan to sell the Australasian Terminals business and the North American Industrial Vinegar business and the sales of these businesses were completed in the current half year.

Gains on the sales of $40.7 million (Australasian business) and $11.1 million (North American Industrial Vinegar business) have been brought to account in the current half year's consolidated profit (see item 1.25 for further details).

These businesses have been separately reported as business segments in item 14 up until the date of sale. Additional financial information in respect of these business segments is set out below:

	Terminals		Vinegar	
	Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million	Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
Financial performance information for the half year ended 31 December				
Revenue from ordinary activities	7.0	14.8	25.5	42.3
Expenses from ordinary activities	(5.4)	(9.4)	(21.8)	(36.7)
Segment result (EBIT)	1.6	5.4	3.7	5.6
Net interest income	-	-	0.1	-
Profit from ordinary activities before income tax	1.6	5.4	3.8	5.6
Income tax expense	(0.1)	(0.3)	-	-
Net profit	1.5	5.1	3.8	5.6
Financial position information as at 31 December				
Total assets	-	55.3	-	83.3
Total liabilities	-	5.9	-	6.6
Net assets	-	49.4	-	76.7
Cash flow information for the half year ended 31 December				
Net cash provided by operating activities	0.8	1.6	6.3	6.3
Net cash (used in) investing activities	(2.2)	(1.6)	(0.4)	(3.8)
Net cash provided by financing activities	-	-	-	-
Net increase in cash held	(1.4)	-	5.9	2.5

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid-up per security (cents)
16.1	**Preference securities** Converting Preference Shares - convertible in the ratio of 1:1	797,393,289	797,393,289	N/A	N/A
16.2	Changes during current period (a) Issued			N/A	N/A
	(b) Conversion to ordinary shares *(see item 16.6)*	(2,478)	(2,478)	N/A	N/A
16.3	**Ordinary securities** Ordinary shares	1,053,070,637	1,053,070,637	N/A	N/A
16.4	Changes during current period (a) Issued *(see item 16.5)*	250,384,645	250,384,645	N/A	N/A

16.5 Ordinary shares

	Number of shares	$A million
Ordinary shares at 30 June 2002	802,685,992	634.4
Exercise of 2003 Options	250,382,167	50.1
Conversion of CP Shares	2,478	-
Ordinary shares at 31 December 2002	1,053,070,637	684.5

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

16.6 Converting Preference Shares (CP Shares)

	Number of shares	$A million
Issued CP Shares at 30 June 2002	797,395,767	233.9
CP Shares converted into ordinary shares during current period	(2,478)	-
Issued CP Shares at 31 December 2002	797,393,289	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of 13 August 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Issued and quoted securities at end of current period (continued)

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of the winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

16.7 **Convertible debt securities**

Guaranteed subordinated convertible debt bonds

	Number of bonds	$A million
Issued bonds at 30 June 2002	19,665	174.8
Foreign currency fluctuation	-	6.3
Bonds redeemed and cancelled during current period	(19,665)	(181.1)
Issued bonds at 31 December 2002	-	-

During the current half year, all of the outstanding Debt Bonds were redeemed. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled.

Options to subscribe for ordinary shares of Burns, Philp & Company Limited (2003 Options)

	Number of Options
Issued 2003 Options at 30 June 2002	1,229,541,724
Exercised during the current half year	(250,382,167)
Issued 2003 Options as at 31 December 2002	979,159,557

The terms of the 2003 Options were set out in a Notes Trust Deed dated 11 August 1998. The main terms are as follows:

1. Issuer: Burns, Philp & Company Limited.
2. Exercise Price: $A0.20
3. Exercise Dates: The holder may elect to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5.00 pm on 14 August 2003;
4. Tradeability: The 2003 Options are quoted on the ASX under code BPCO.
5. Ranking of shares issued on exercise of Options: Ordinary shares issued on exercise of 2003 Options will rank in all respects pari passu with the Company's issued ordinary shares.
6. Rights of Optionholders to participate in any share issue or interest issue of the Company: A holder of 2003 Options is entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

Issued and quoted securities at end of current period (continued)

		Total number	Number quoted	Exercise price - $	Expiry date
16.8	**Options**				
	On issue at 31 December 2002 - Incentive plan options – convertible on exercise in the ratio of 1:1	Nil	Nil	N/A	N/A
	- 2003 Options– convertible on exercise of option in the ratio of 1:1 *(see item 16.7 for more detail)*	979,159,557	979,159,557	0.20	14 August 2003
16.9	Issued during current half year - Incentive plan options - 2003 Options	Nil Nil	Nil Nil	N/A N/A	N/A N/A
16.10	Exercised during current half year - Incentive plan options - 2003 Options	Nil 250,382,167	Nil 250,382,167	N/A 0.20	N/A 14 August 2003
16.11	Expired/forfeited during current half year - Incentive plan options - 2003 Options	69,950 Nil	Nil Nil	1.02	1 October 2002
16.12	**Debentures** Debentures of A$1,000 each issued pursuant to Debenture Trust Deed dated 28 July 1998.	5	Nil		
16.13	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
16.14	**Unsecured notes**	N/A	N/A		

Prima facie tax reconciliation

		Half year ended 31 December 2002 $A million	Half year ended 31 December 2001 $A million
17.1	Profit from ordinary activities before tax *(item 1.5)*	111.8	78.0
	Prima facie tax (expense) at 30% (2001 - 30%)	(33.5)	(23.4)
	(Increase)/decrease in income tax expense due to:		
	Differences in overseas tax rates	(4.8)	(3.7)
	Gain on sale of Australasian Terminals Division not taxable	12.5	-
	Tax losses and timing differences not previously recognised	15.3	14.6
	Share of net profits of associates	1.6	1.8
	Other differences	(1.3)	1.9
	Income tax (expense) on ordinary activities before individually significant income tax item	**(10.2)**	**(8.8)**
	Individually significant income tax item: Income tax (expense) resulting from Group reorganisation	(4.6)	-
	Income tax (expense) on ordinary activities	**(14.8)**	**(8.8)**

Burns Philp Capital Pty Limited 9.75% Senior Subordinated Notes due 2012 unconditionally guaranteed on a senior subordinated basis by Burns, Philp & Company Limited and certain of its subsidiaries

18.1 On 21 June 2002, a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering, US$400 million of Senior Subordinated Notes that bear interest at 9.75% and mature on 15 July 2012. On 9 August 2002, Burns, Philp & Company Limited lodged with the Securities and Exchange Commission in the United States, a Form F-4 Registration Statement for registration of an exchange offer under which the Senior Subordinated Notes issued on 21 June 2002 will be exchanged for identical registered notes.

A number of the Company's subsidiaries have guaranteed the obligations of the issuer of the Senior Subordinated Notes (including with respect to the payment of principal and interest).

Comments by directors

Basis of financial report preparation

19.1 **Material factors affecting the revenues and expenses of the economic entity for the current period.**

Refer to the covering letter.

19.2 **Subsequent events**

On January 3, 2003, BPC1 Pty. Ltd., a wholly owned subsidiary of Burns, Philp and Company Limited issued a Bidder's Statement for the acquisition of all the ordinary shares of Goodman Fielder Limited (ABN 44 000 003 958) for cash, at a price of A$1.85 per share, or approximately A$2.2 billion in the aggregate.

19.3 **Franking credits available and prospects for paying fully or partly franked dividends for at least the next year**

The Company had approximately 797.4 million Converting Preference Shares on issue at 31 December 2002. These shares are, where there are profits available for the payment of dividends, entitled to a preferential cumulative dividend of 7.5% per annum. It is unlikely that franking credits will be available.

It is not anticipated that dividends will be paid on the Company's ordinary shares in the next twelve months.

19.4 **Statement of significant accounting policies**

(a) The half year consolidated financial report is a general purpose financial report which has been prepared in accordance with AASB 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half year financial report should be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non current assets.

The accounting policies have been consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed, are consistent with those applied in the 30 June 2002 Annual Financial Report.

The half year report does not include full note disclosures of the type normally included in an annual financial report.

(b) The accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report except for the following changes in accounting policies:

Comments by directors (continued)

(i) *Foreign currency translation*

The consolidated entity has applied the revised AASB 1012 *Foreign Currency Translation* (issued in November 2000) for the first time from 1 July 2002.

The primary change in the revised AASB 1012 as it applies to the consolidated entity, is the requirement that financial reports of self-sustaining foreign operations in hyperinflationary economies be adjusted for inflation before translation.

As a result of this change in accounting policy, the current half year's profit from ordinary activities before tax decreased by $0.6 million. There was no impact on opening accumulated losses at 1 July 2002.

(ii) *Employee benefits*

The consolidated entity has applied the revised AASB 1028 *Employee Benefits* (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

As a result of this change in accounting policy, opening accumulated losses at 1 July 2002 increased by $0.3 million and the half year's profit from ordinary activities before tax decreased by $0.1 million.

(iii) *Provision, contingent liabilities and contingent assets*

The consolidated entity has applied AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* (issued in October 2001) for the first time from 1 July 2002.

AASB 1044 codifies recognition, measurement and disclosure requirements for provisions, contingent liabilities and contingent assets. Specifically, a provision should only be recognised when a present obligation exists.

There was no impact on opening accumulated losses at 1 July 2002 or the current half year's consolidated profit.

19.5 **Revision in estimates of amounts reported in previous interim periods**

Nil

19.6 **Changes in contingent liabilities or assets**

Nil

Compliance statement

20.1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

20.2 This report, and the accounts upon which the report is based, use the same accounting policies.

20.3 This report does give a true and fair view of the matters disclosed.

20.4 This report is based on accounts to which one of the following applies.

- ☐ The accounts have been audited.
- ☑ The accounts have been subject to review.
- ☐ The accounts are in the process of being audited or subject to review.
- ☐ The accounts have *not* yet been audited or reviewed.

20.5 The company has a formally constituted audit committee.

T J Degnan

.... Date: *3 February 2003.*

THOMAS J DEGNAN
MANAGING DIRECTOR

DIRECTORS' DECLARATION

In the opinion of the Directors of Burns, Philp & Company Limited:

1. The financial statements and notes set out on pages 1 to 29, are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and

   b) complying with Accounting Standard AASB 1029 *Interim Financing Reporting* and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this third day of February 2003

Signed in accordance with a resolution of the Directors made on 3rd February 2003:



.... Date: *3 February 2003*

Thomas J Degnan
Managing Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have reviewed the financial report of Burns, Philp & Company Limited (the Company") for the half year ended 31 December 2002 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 6 to 30, but excluding (a) material factors affecting the revenues and the expenses of the economic entity for the current period on page 27 and (b) the compliance statement on page 29.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half year or from time to time during the half year. The Company's Directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Burns, Philp & Company Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half year ended on that date; and

   ii) complying with Accounting Standard AASB 1029 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Sydney
3rd February 2003

Alan Walsh
Partner

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

3 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

MEDIA RELEASE

I enclose a media release to be made relating to the announcement of the financial report for the half year ended 31 December 2002.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

G:\users\SECRETAR\ASXAnnouncements\Gates\ASX3Feb2003b.doc

BURNS PHILP & COMPANY LTD
HALF YEARLY REPORT

BURNS PHILP RECORDS SOLID FIRST HALF RESULT

Burns Philp & Company Ltd today announced a net profit after tax of A$95.1 million for the half year to 31 December 2002, a 40 per cent increase on the previous corresponding period.

Total shareholders' funds increased to A$610 million, marking a 22 per cent increase on the previous corresponding period.

Earnings before interest and tax increased by 46 per cent to A$166.3 million with adverse currency impact being more than offset by asset sales.

Earnings were impacted by a number of significant items including gains from the sales of businesses.

The reported results have been negatively affected by currency changes and a $14.4 million provision for deferred borrowing costs. The appreciation of the value of the Australian dollar against most major currencies had an adverse effect of approximately A$112 million on sales of continuing businesses and A$15 million to earnings before interest and tax

Burns Philp Chief Executive Officer, Mr Tom Degnan said, "the company's result reflected sound performances across the businesses in a period that saw Burns Philp consolidate its global position in yeast and bakery ingredients."

Highlights of the half included continuing improvement in Asia Pacific Yeast and Tones Brothers herbs and spices, which offset a softer result from US consumer yeast and the relative depreciation of the South American currencies in comparison with first half ended 31st December 2001.

"Burns Philp will continue to pursue performance improvement and growth opportunities both organically and through the acquisition of businesses. The Fleishmann's South America acquisition and our intended acquisition of Goodman Fielder are two significant initiatives," Mr Degnan said.

For further information:

For Further Information contact Cannings: 61 2 9252 0622

Media	Investors
Graham Canning 0418 866 214 Richard Colquhoun 0412 007 699	Helen Karlis 0404 045 325